EXHIBIT 99.1

Vicinity Motor Corp. Receives $14 Million Order for VMC 1200 EV Trucks from Pioneer Auto Group

Pioneer Auto Group to Act as Vicinity’s Exclusive Dealer in British Columbia

VANCOUVER, BC – January 19, 2022 - Vicinity Motor Corp. (NASDAQ:VEV) (TSXV:VMC) (FRA:6LGA) (“Vicinity” or the “Company”), a North American supplier of commercial electric vehicles, today announced that it has secured a CAD $14 million order from Pioneer Auto Group (“Pioneer”), a leading retail automotive dealer in British Columbia, for 100 VMC 1200 Class 3 electric trucks. The Pioneer Group has been appointed to act as VMC’s exclusive dealer in the province of British Columbia – this follows a previous letter of intent.

Pioneer is a well-respected Canadian dealership group with 17 locations located chiefly throughout British Columbia, Canada. The company retails over 6,000 vehicles per year and carries over 1,500 vehicles in its network including Mitsubishi, Honda, Chrysler, Dodge, Jeep and RAM models. The VMC 1200 trucks should start arriving to Pioneer in the second quarter of 2022.

“We are pleased to announce this order with Pioneer Auto Group, our exclusive dealer in the province,” said William Trainer, Founder and CEO of Vicinity Motor Corp. “Given their significant presence across British Columbia and strong brand recognition in the region, we believe they are an ideal retailer for a practical vehicle such as our all-electric VMC 1200.

“The VMC 1200 has proven extremely popular – I have seen significant preliminary interest for hundreds of additional VMC 1200 vehicles. This impressive indicative demand from our continent-wide dealer network positions us well to continue an exciting sales cadence throughout 2022. The first VMC 1200 trucks will be delivered from our Canadian operations and then manufacturing will shift to our new Washington state facility that is scheduled to come online late in the second quarter of 2022,” concluded Trainer.

Ray Van Empel, President and CEO of Pioneer Auto Group, added: “As a leader in British Columbia, we eagerly await the first shipment of VMC 1200 vehicles in the early second quarter of 2022. I believe that VMC’s brand reputation positions this product line for success across our portfolio of dealerships province-wide.”

About Vicinity Motor Corp.

Vicinity Motor Corp. (NASDAQ:VEV) (TSXV:VMC) (FRA:6LGA) is a North American supplier of electric vehicles for both public and commercial enterprise use. The Company leverages a dealer network and close relationships with world-class manufacturing partners to supply its flagship electric, CNG and clean-diesel Vicinity buses, the VMC 1200 electric truck and a VMC Optimal-EV shuttle bus. In addition, the Company sells its proprietary electric chassis alongside J.B. Poindexter business unit EAVX, the Company’s strategic partner, for upfitting into next-generation delivery vehicles. For more information, please visit www.vicinitymotorcorp.com.

Company Contact:
John LaGourgue
VP Corporate Development
604-288-8043
IR@vicinitymotor.com

Investor Relations Contact:
Lucas Zimmerman or Mark Schwalenberg, CFA
MZ Group - MZ North America
949-259-4987
VMC@mzgroup.us
www.mzgroup.us

Neither the TSX-V nor its Regulation Service Provider (as that term is defined in the policies of the TSX-V) accepts responsibility for the adequacy or accuracy of this release.

Cautionary Note Regarding Forward-Looking Statements

This press release includes certain “forward-looking information” and “forward-looking statements” (collectively “forward-looking statements”) within the meaning of applicable securities laws. All statements, other than statements of historical fact, included herein are forward-looking statements. Forward-looking statements are frequently, but not always, identified by words such as “expects”, “anticipates”, “believes”, “intends”, “estimates”, “potential”, “possible”, and similar expressions, or statements that events, conditions, or results “will”, “may”, “could”, or “should” occur or be achieved. Forward-looking statements involve various risks and uncertainties. There can be no assurance that such statements will prove to be accurate, and actual results and future events could differ materially from those anticipated in such statements.

Important factors that could cause actual results to differ materially from Vicinity’s expectations include uncertainties relating to the economic conditions in the markets in which Vicinity operates, vehicle sales volume, anticipated future sales growth, the success of Vicinity’s operational strategies, the timing of the completion of the vehicle assembly facility in the State of Washington, the effect of the COVID-19 pandemic, related government-imposed restrictions on operations, the success of Vicinity’s strategic partnerships; and other risk and uncertainties disclosed in Vicinity’s reports and documents filed with applicable securities regulatory authorities from time to time. Vicinity’s forward-looking statements reflect the beliefs, opinions and projections on the date the statements are made. Vicinity assumes no obligation to update the forward-looking statements or beliefs, opinions, projections, or other factors, should they change, except as required by law.